4/2

07022188

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manufacturas de Papel C.A. (MANPA)

*CURRENT ADDRESS Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12
Municipio Chacao - Caracas
J-00023530-9

**FORMER NAME

**NEW ADDRESS

PROCESSED

APR 0 6 2007

THOMSON FINANCIAL

FILE NO. 82- 04240

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 4/4/07

082-04240

RECEIVED

2007 APR -2 A 10:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANUFACTURAS DE PAPEL C.A.
MANPA S.A.C.A

ARLS
12-31-04

ANNUAL REPORT
2004

MANPA

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Caracas, February 25, 2005.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS OF MANUFACTURAS DE PAPEL C.A. MANPA S.A.C.A. TO THE GENERAL SHAREHOLDERS' MEETING CORRESPONDING TO THE FISCAL YEAR FROM JANUARY THE 1ST TO DECEMBER THE 31ST, 2004

Dear shareholders:
We are pleased to submit to your attention the Management Report corresponding to the fiscal year ended at December 31, 2004.

During the year 2004, the Venezuelan economy registered a growth of 17.3% when compared to the year 2003 according to the figures presented by the Venezuelan Central Bank. This growing was boosted by a strong and aggressive tax policy of expansive nature by the national government in view of the favorable development of the Venezuelan oil prices in international markets.

In this financial scenario, the total volume of company paper sales increased 19.38% when going from 120,203MT in the year 2003 to 143,499 MT in the year 2004 due to the increase registered in both the national sales and exports. This effort at sales level has been made although the price of products of hygienic paper has been kept unaltered from January 2003, impacting the profitability of that Division which represents 36% of the total volume of company business.

The factors that have influenced the profitability of the Hygienic paper Division have been basically the amendment of the exchange rate of Bs.1,600.00/US$1.00 to Bs.1920.00/US$1.00 and the accumulated inflation of 47.20% during the term from January 2003 and December 2004. This situation has resulted in a standstill of the capital investment in that Division. Another problem we had to face was the delay in delivering foreign exchange to import raw materials, which means a delay in payment to our foreign suppliers.

During the fiscal year at December 31, 2004 the company has net income adjusted for inflation amounting to Bs.47,148 million whereas the net income stated in nominal bolivars amounted to Bs.69,022 million. Net sales in terms of bolivars adjusted for inflation at December 31, 2004 amounted to Bs.417,152 million, which compared to the sales of 2003 amounting to Bs.367,669 million represent an increase of 13.45% in real terms. In nominal bolivars, the net sales amounted to Bs.390,007 million during the fiscal year 2004 and to Bs.287,020 million in the year 2003 which represent an increase of Bs.102,987 million equivalent to 37.88%.

In 2004, the company made capital investments in nominal bolivars for an amount over Bs.17,931 million and were basically addressed to acquire the machinery for modernization of the conversion areas as well as equipment and industrial spare parts for maintenance and optimization of production processes.

Continuing with the traditional policy of dividends the company decreed during the General Shareholders' Meeting held in March 2004 an ordinary dividend of Bs.6 per share comprising the capital stock of the company, equivalent to Bs.13,764 million. Likewise, during October of that same year, the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5 per share comprising the capital stock of the company. The total dividends allocated during the fiscal year 2004 amounted to Bs.25,234 million.

In order to improve and strengthen our human resources in management, professional, technical and industrial safety areas, the company carried out its Annual Training Plan in which a total 39,577 hours/men was invested.

We would like to inform you that in order to adapt to Resolution No.19-1-2005 as of February 2, 2005 issued by the National Securities and Exchange Commission in regard to the principle of Corporate Governance, the Board of Directors of Manufacturas de Papel C.A. MANPA S.A.CA. established an Audit Committee that includes mainly Independent Directors according to the criteria set forth in the aforementioned Resolution.

The Board of Directors thus presents the most outstanding facts that took place during the fiscal year ended at December 31, 2004 and is willing to thank its entire personnel whom effort and performance helped achieved the company goals.
The Balance Sheet and the Audited Income and Loss Statement for the fiscal year from January the 1st to December 31st, 2004, prepared according to the generally accepted accounting standards in values restated in constant currency is submitted to the consideration of the Meeting together with this Management Report and with the Report by the Statutory Auditor.

Sincerely,
Lic. Carlos E. Delfino T.
Chairman of the Board of Directors.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-----------------------------------

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates

Report by the Independent Public Accountants

Consolidated Financial Statements and Supplementary Information for the years ended at December 31, 2004 and 2003

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

Table of Content

[Letterhead of Deloitte]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2004 and 2003, and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted from material mistakes. An audit includes revision, based on selective tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were made in order to state an opinion about the consolidated financial statements in constant bolivars of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates, taken as a whole. Pages 26 to 29 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2004 and 2003, which presentation base differs from that required by the accounting principles generally accepted in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. This supplementary information is the responsibility of company management. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note attached to such supplementary information.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant)No. 10.171

C.N.V. No.S-796

Valencia – Venezuela, February 14, 2005 --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	1,17and 18	23,142,558	16,287,436
Bills and accounts receivable, net	3,17 and 18	80,294,402	66,670,946
Advances to suppliers and others	17	4,813,668	2,874,849
Inventories –net	1 and 4	43,434,480	56,610,506
Expenses paid in advance		885,614	907,560
Other current assets – net	1 and 5	10,325,755	8,789,714
Total current assets		161,896,477	152,141,011
LONG-TERM SPARE PARTS INVENTORY	4	6,587,480	8,834,217
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,020,200	5,376,097
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	476,304,208	473,667,278
DEFERRED CHARGES AND OTHER ASSETS – Net	1 and 8	1,390,042	1,300,969
TOTAL		650,198,407	641,319,572
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY			
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts	9	12,800,000	12,657,441
Leaseback agreement	10	561,914	-
Obligations and commercial papers	11	2,937,900	6,508,213
Documents payable	17 and 20	2,486,040	1,457,311
Accounts payable	12 and 17	36,238,540	49,729,481
Dividends payable	15	4,145,728	6,172,573
Accrued expenses payable		8,213,985	8,539,753
Taxes payable	1 and 13	3,573,156	8,569,306
Deferred income tax	1 and 13	6,750,000	_
Total current liabilities		77,707,263	93,634,078

PROVISION FOR SEVERANCE BENEFITS	1	9,691,114	8,859,773
OTHER LIABILITIES AND DIFFERED CREDITS		416,821	490,586
Total liabilities		87,815,198	102,714,437
MINORITY INTERESTS		1,712,875	1,330,433
EQUITY – As per attached financial statement	1,15 and 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

See Notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars except Net income per share)

	Notes	2004	2003
NET SALES	19	417,151,665	367,669,240
COST AND EXPENSES:			
SALES COST		290,986,976	239,809,915
SALES EXPENSES		30,507,190	27,196,791
OVERHEADS AND ADMINISTRATIVE EXPENSES		17,687,986	16,581,451
		339,182,122	283,588,157
OPERATING INCOME		77,969,543	84,081,083
OTHER INCOME (DISBURSEMENTS):			
Loss from operations with securities		(7,945,773)	(27,511,659)
Provision for investments		3,005,275	(4,181,1219)
Net loss from exchange cover contract		(417,348)	(436,083)
Income from selling assets		47,023	108,668
Bank debit tax		(3,329,929)	(4,806,406)
Others –net		109,478	(6,133,648)
		(8,531,274)	(42,960,249)

TOTAL INTEGRAL FINANCING INCOME (COST):

Interests expenses		(3,235,011)	(6,245,829)
Interests on temporary investments		466,638	470,231
Exchange differences – net		3,425,910	3,435,987
Monetary result from fiscal year (REME)	1 and 2	(2,866,206)	4,131,996
		(2,208,669)	1,792,385
INCOME BEFORE TAXES AND SHARE PROFIT OF AFFILIATES AND SUBSIDIARIES AND MINORITIES INTERESTS		67,229,600	42,913,219
TAX PROVISION :			
Income tax	13	16,165,082	10,967,499
INCOME BEFORE PARTICIPATION IN THE RESULTS FROM SUBSIDIARIES AND AFFILIATE AND MINORITIES INTERESTS		51,064,518	31,945,720
PARTICIPATION IN RESULTS FROM SUBSIDIARIES AND AFFILIATES	1	(3,534,010)	(3,981,985)
INCOME BEFORE MINORITY INTERESTS		47,530,508	27,963,735
MINORITY INTERESTS		(382,442)	(263,839)
NET INCOME		47,148,066	27,699,896
NET INCOME PER SHARE (2,294,009,424 average shares)	1	20,55	12,07

See Notes to the consolidated financial statements --

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousands of bolivars)

	Notes	2004	2003
OPERATING ACTIVITIES:			

Net earnings		47,148,066	27,699,896
Adjustments to reconcile the net income with the cash provided for by the operating activities:			
Participation minority shareholders, net		382,442	263,839
Participation in results from subsidiaries and affiliates		3,534,010	3,981,985
Profits from selling assets		(47,023)	(108,668)
Removal and use of equipment and industrial parts		1,417,424	1,789,765
Provision for investments		(3,005,275)	4,181,121
Amortization of excess of cost on book value of shares from affiliates		824,053	824,053
Monetary result from fiscal year (REME)	2	2,866,206	(4,131,996)
Depreciation		17,451,499	17,694,324
Amortization of deferred charges		75,466	75,466
Changes in operating assets and liabilities	2	(16,615,182)	(9,687,144)
Provision for severance benefits, net of payments		2,663,164	1,541,966
Net cash provided for operating activities		56,694,850	44,124,607
INVESTMENT ACTIVITIES:			
Purchase of property, plant and equipment		(17,920,103)	(3,420,456)
Sale of property and equipment		104,120	782,324
Reduction in other assets		(164,539)	(240,536)
Net cash used in investment activities		(17,980,522)	(2,878,668)
FINANCING ACTIVITIES:			
Net increase in promissory notes and bank overdrafts		2,337,221	3,762,131
Net increase in leaseback agreements		602,439	-
Reduction of long-term loans		-	(9,952,712)
(Reduction) increase net of outstanding obligations issued		(2,704,636)	1,065,756
Increase (reduction) in documents payable		1,354,418	(8,150,253)
Paid cash dividends		(29,300,663)	(30,067,103)
Net cash used by financing activities		(27,711,221)	(43,342,181)

EFFECT OF INFLATION AND DEVALUATION ON CASH AND CASH EQUIVALENTS	2	(4,147,985)	(7,329,995)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS		6,855,122	(9,426,237)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		16,287,436	25,713,673
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		23,142,558	16,287,436

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

(STATED IN CONSTANT BOLIVARS)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedures used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the parent company. Regarding the methodology aforementioned, the provisions of the standards issued by the National Securities and Exchange Commission set forth that the depreciation at ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, and the accounting principles generally accepted in Venezuela set forth that such values have to be compensated in the results by realizing the result from holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the depreciation expense for the years 2004 and 2003 are presented in values lesser to Bs.3,642 million and Bs.5,320 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the parent company operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries the current exchange at the moment of operation was used, and for the income account the average of exchange rates of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such Federation.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company for the year ended at December 31, 2004. This effect amounts to Bs.55 million approximately.

c. *Consolidation* – The consolidated financial statements at December 31, 2004 and 2003 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2004 and 2003 the management agreed to present in other outstanding assets the net assets of affiliates in process of being disposed (See Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used in a traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". The "Consumer Price Index" (CPI) for the metropolitan area of

Caracas, published by Banco Central de Venezuela, was used for the purposes of restating.

For the purposes of comparability, the consolidated financial statements and the 2003 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated in note 1b; therefore, these do not include the effects for inflation of the Venezuelan economy.

From 2002, the DPC-10 Revised set forth that the mixed method will only apply to inventories with seniority higher than 6 months. At December 31, 2004 and 2003 the average seniority of Company inventory does not exceed six months, except for the spare parts inventories.

The income account for holding non-monetary assets comprises Bs.286,796 million and Bs.279,738 million product of the incorporation of the current values of property, plant and equipment in 2004 and 2003., respectively, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.164,230 million and Bs.160,816 million at December 31, 2004 and 2003, respectively.

Monetary entries of the balance sheet are stated at their par value provided that they indicate the purchasing power of the monetary unit at the date of the last balance sheet. Non-monetary entries, such as: inventories, investments, capital stock, retained earnings and other non-monetary items different from property, plant and equipment are restated using the factor arising from the CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, end and average for the years ended at December 31 are the following:

	2004	2003
At the beginning of the year	385,661	303,469
At the end of the year	459,650	385,661
Average for the year	428,730	352,148
Inflation of the year	19,18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is a participation between 20% and 50% and the investment in the 100% owned affiliate "Valores y Acciones 1003, C.A." (established in 2003) and "Inmuebles 310350, C.A." (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those companies from the date of its acquisition, when these are significant. Investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is repaid by the method of direct line in a term of 20 years.

g. *Inventories* – The inventories have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories at December 31, 2003 were stated in constant bolivars at December 31, 2004 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declaration of Accounting Principles No. 14 (DPC-14) issued by the Federation of Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2003 stated in regular costs at that date were restated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI. The trade marks owned by a foreign subsidiary are deferred to be repaid in a twenty (20) year term. Costs of intangible assets are reviewed for deterioration when facts or circumstantial changes indicate that the net asset value may not be recoverable.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are carry forward to results.

k. *Provision for seniority benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Labor Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The income tax provision involves the sum of the estimated regular income tax payable and the deferred income tax, when this latter is meaningful. The income tax is originated for temporary differences between the accounting income and the net tax income. Temporary differences are mainly the result of provisions and contributions payable.

The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Long-term assets* – The Company evaluates the book value of its long-term assets when events or changes in the circumstances indicate that such value may not be recoverable. The calculation of the deterioration of the value of assets is based on the comparison between the book value and the reasonable value of such assets. For those assets to be used in the Company operations, the reasonable value is calculated by the present value of future flows estimated in cash. For those assets to be sold or withdrawn in the immediate future, the reasonable value is equivalent to its realization value net.

n. *Reasonable value of financial instruments* –Book values stated in the balance sheets for cash and cash equivalents, bills and accounts receivable and payable, promissory notes and bank overdrafts, current portion of long-term loans, accrued and other short-term liabilities are approximated to their reasonable values due to the maturities at short-term of such financial instruments. Consequently, these provisions have been excluded from the disclosures of reasonable value in the notes to the consolidated financial statements.

o. *Acknowledging income* – Income from sales of products manufactured by the Company is registered on an accumulative basis when proprietorship on them is transferred.

p. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* – Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result from the fiscal year (REME) for the years ended at December 31 include the following (in thousand bolivars):

	2004	2003
Monetary position at the beginning of the year	(26,771,429)	(43,548,410)
Increase for the year	464,218,481	393,096,147
Reduction for the year	(391,795,452)	(272,187,170)
Monetary position estimated for the year	45,651,600	(22,693,433)
Less – actual monetary position at the end of the year	42,785,394	(26,771,429)
	(2,866,206)	4,131,996

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2004	2003
(Increase) reduction:		
Bills and accounts receivable	(27,464,213)	(11,617,599)
Advances to suppliers	(2,335,222)	218,381
Inventories	16,422,763	6,337,169
Expenses paid in advance	(98,047)	(357,644)
Increase (reduction):		
Accounts payable	(6,930,639)	(14,039,687)
Accumulated expenses payable	607,341	1,678,228
Taxes payable	(3,980,207)	8,278,259

Tax deferred	7,236,807	-
Other liabilities and deferred credits	(73,765)	(184,251)
	(16,615,182)	(9,687,144)

The itemization of monetary results of the fiscal year (REME) used by activity for the years ended at December 31 is as follows (in thousand bolivars):

	2004	2003
Operating	(2,959,780)	2,150,052
Investing	815,006	2,431,578
Financing	3,426,553	6,898,361
Cash	(4,147,985)	(7,329,995)
	(2,866,206)	4,131,996

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2004	2003
Interests	3,066,520	6,364,109
Taxes	8,478,217	4,385,865

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2004	2003
Commercial	69,067,598	61,251,901
Related companies (Note 14)	1,811,308	474,057
Employees	5,159,466	4,217,398
Sundry debtors	654,226	858,180
Tax credit VAT – Net	2,873,331	113,709
Guarantee deposit	2,533,503	1,906,959
	80,009,432	68,822,204
Less – provision for doubtful accounts	1,715,030	2,151,258
	80,294,402	66,670,946

The provision for doubtful accounts includes the estimated amount of doubtful accounts based on specific balances and experiences from previous years.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2004	2003
Finished products	12,127,120	18,116,106
In-process products	76,298	302,636
Raw materials	17,972,238	18,240,868
Spare parts	9,742,909	7,749,829
In-transit inventory	3,280,444	12,655,934
	43,199,099	57,065,373
Less – provision for obsolescence	764,619	454,867
	42,434,480	56,610,506

During the years ended at December 31, 2004 and 2003 the Company decided to present certain inventories estimated to be used in a period higher than one (1) year, as long-term spare part inventory.

	2004	2003
Spare Parts	8,371,590	9,859,572
Less – provision for obsolescence	1,784,110	1,061,355
	6,587,480	8,834,217

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2004	2003
Net assets of affiliates in process of disposal:				
Valores y Acciones 1003, C.A.	(A)	100	25,012,812	39,048,322
Other investments registered at cost:				

Others	270,462	270,462
Less – provision for investment	14,957,519	30,529,070
	10,325,755	8,878,714

(A) Subsidiary established in the year 2003, mainly with the contribution of Company shares owned by Inmuebles 310350, C.A. (a company established in the year 2001, by property contribution, share investments registered at cost, certain accounts receivable and one option on credits for reducing issuances to be obtained for the forest plantations sold in the year 2001). At December 31, 2004 and 2003, this subsidiary owned property amounting to Bs. 18,556 million presented at fast-sale according to reports by independent valuation experts as of August 2002, share investments and the option on credits for reducing issuances amounting to Bs. 20,491 million at December 31, 2003 which was sanctioned in the year 2004. Properties from this subsidiary are collateral for contingent obligations up to US$1 million (Bs. 1,920 million). At the date of issuing these consolidated financial statements the Company is evaluating the terms for disposing this investment.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2004	2003
Investment registered as per the method of equity participation and excess paid on book value:				
Simco Recycling Corp. Inc.	(A)	50	4,020,200	5,376,097
Other investments registered at cost:				

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

	2004	2003
Current assets	1,131	1,452
Total assets	1,686	2,161

Current liabilities	2,584	2,399
Shareholders' equity (deficit)	(1,149)	(723)
Total liabilities and shareholders' equity (deficit)	1,686	2,161
Net loss	(434)	(137)

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.16,491 million (Bs.1,615 million in historical values), which are repaid pursuant to the provisions set forth in the accounting principles The Company periodically evaluated the realization in excess paid during the acquisition of the subsidiary with the expectations of future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2004	2003
Buildings	10 to 30	57,800,509	57,840,801
Machinery and equipment	7 to 20	433,851,203	429,040,618
Automotive vehicles	3 to 6	4,357,777	4,178,305
Furniture, fittings and others	5	24,580,332	25,892,648
		520,589,821	516,952,372
Less – accumulated depreciation		73,683,604	59,457,890
		446,906,217	457,494,482
Land lots		15,503,288	15,503,288
Constructions in progress		3,544,989	669,508
In transit machinery		10,349,714	-
		476,304,208	473,667,278

Values from property, plant and equipment at December 31, 2004 and 2003 have been determined according to the reports by independent valuating experts as of August 2002.

For the years ended at December 31, 2004 and 2003 the repair and maintenance expenses of property, plant and equipment amounted to Bs. 20,293 million and Bs. 16,176 million, respectively.

At December 31, 2004 and 2003 the portion of the interest rate in excess of inflation, capitalized in property, plant and equipment amounted to Bs.658 million and to Bs.826 million, respectively, net of accumulated amortization. During 2004 and 2003 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2004 the assets fully depreciated incorporated to the production process amounted to Bs.300,274 million which are presented at updated valuating values.

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2004 and 2003 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,038 million and to Bs.1,114 million, respectively, net accumulated amortization for Bs.370.3 million and Bs.294,3 million, respectively, which are repaid in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFT

At December 31, 2004 and 2003 promissory notes referred to the credit lines and bank obligations represented by promissory notes and short-term loans.

The average interests rates arising from loans from local banks ranged between 12.46% and 15.17% for the year 2004 and 15.75% and 37.25% for the year 2003.

10. SALE AGREEMENT WITH LEASEBACK

At December 31, 2004 the sale agreement with leaseback are made as follows (in thousand bolivars):

a. Agreement with Banco de Venezuela for Bs. 11,500 million, interest rate of 13.5% with five-month term from August 24, 2004 payable by monthly payments from September 24, 2004. During 2004 Bs. 10,952 million were paid.	547,628
b. Agreement with Banco de Venezuela for Bs. 300 million, interest rate of 13.5% with five-month term from August 24, 2004 payable by monthly payments from September 24, 2004. During 2004 Bs. 286	

million were paid. 14,286

561,914

11. ISSUING LIABILITIES AND COMMERCIAL PAPERS

At December 31, 2004 the current liabilities issued and commercial papers are made as follows (in thousand bolivars):

a. Commercial papers for Bs. 3,000 million, placed at discount, with an annual interest rate of 10.5 and February 2005 as due date.	2,937,900
Less _ current portion	2,937,900
	-
	========

During the years ending at December 31, 2004 and 2003 issuance of commercial papers generated discounts at placements amounting to Bs. 371 million and Bs. 415 million, respectively

12.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousand bolivars):

	2004	2003
Commercial	28,769,633	41,959,676
Related companies (Note 14)	5,681,219	6,391,677
Others	1,787,688	1,378,128
	36,238,540	49,729,481

13. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousand bolivars):

	2004	2003
Yearly income tax – estimated	9,781,929	11,766,094
Income tax deferred	6,750,000	-
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(366,847)	(798,595)
	16,165,082	10,967,499

For the years ended at December 31, 2004 and 2003 the effective rate for the income tax expense is different from the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the equity participation of investments, dividends and interests exempted as well as the effects from tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions, which did not show important differences regarding the amounts included for determination of net income for the fiscal year ended at December 31, 2003. The company is processing the study on prices transference corresponding to year 2004, required to document the mentioned foreign transactions. The management and advisors, the differences regarding the included amounts for determination of fiscal year net income ended at December 31, 2004 will not be meaningful.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, up to three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System effective from January 1, 2001.

Deferred Tax

The deferred tax shows the impact on the temporary investments between the amounts of assets and liabilities registered according to the accounting bases indicated in Note 1, and those included determining the income tax according to the tax legislation in effect.

The composition of the effect of entries considered to determine the deferred tax at December 31, 2004 is shown below (in thousand bolivars):

Liabilities and (assets) by deferred tax:

Leaseback agreements	10,419,077
Provisions and contributions	(3,669,077)
	6,750,000

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2004 the Company and its subsidiaries do not hold transferable credits of business assets tax.

In Official Gazette No.38002 dated August 17, 2004 the Decree-Law No.3266 setting forth the Business Assets Tax Law, published in Official Gazette of the Republic No.4654 as of December 1, 1993 was repealed as well as other standards issued while preparing this Law.

14. TRANSACTIONS WITH RELATED COMPANIES

During the years 2004 and 2003 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2004	2003
Inventory sales	179	272,507
Inventory purchases	17,996,179	11,944,894
Power purchases	15,063,412	16,275,753
Rents	959,728	1,000,425

The following balances receivable and payable (in thousand bolivars) arose from these transactions as well as from others less important:

	2004	2003

Short-term accounts and advances receivable		
Simco Recycling Corp. Inc.	1,255,611	-
Agroindustrial Mandioca, C.A.	373,131	113,875
Corporación Industrial de Energía, C.A.	150,409	96,792
Turboven Maracay Company Inc. Sucursal	31,117	1,955
Agropecuaria Mandioca, C.A.	1,040	1,240
J.C. Papeleras, C.A.	-	260,195
	1,811,308	474,057
Short-term accounts payable		
Inmuebles 310350, C.A	2,736,630	1,953,886
Turbogeneradores Maracay, C.A.	2,459,717	3,231,218
Seinforca, C.A.	364,931	432,471
Turboven Maracay Company Inc.	100,160	57,228
Turboven Cagua Company Inc	19,781	22,240
Simco Recycling Corp. Inc.	-	694,634
	5,681,219	6,391,677

15. SHAREHOLDER'S EQUITY

Capital stock

The updated capital stock of the Company amounts to Bs. 2,294,009,424 of the nominal capital stock and Bs.93,175,313 of capital updating.

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases, resulting in funding the accounts of capital adjustments, a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in it s subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends. The company takes the net income in constant bolivars to determine the base for calculating the provisions corresponding to this reserve.

At December 31, 2004 and 2003 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,744. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120. Likewise, as of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

At December 31, 2004 and 2003 the accumulated deficit in retained earnings from affiliates amounts to Bs.(12,696) million and Bs.(10,164) million, respectively. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A.

amount to Bs.62,598 million and to Bs.74,807 million at December 31, 2004 and to Bs.33,399 million and to Bs.39,154 million at December 31, 2003 respectively.

At December 31, 2004 and 2003 the net income includes Bs.15,915 million and Bs.10,781 million of income tax expense of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

Company shareholders consider the consolidated financial statements in constant bolivars for the effects of the approvals established in the by-laws and the Venezuelan Code of Commerce.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. The ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At date the last decree of dividends as of October 10, 2004 outstanding ADRs is 29,001,090.

16. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.

b) The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.

c) Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

d) The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the "Banco de Comercio Exterior (BANCOEX)."

e) Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI).

As of February 6, 2004 the National Executive and the Venezuelan Central Bank substituted the foreign exchange agreement No.2 as of February 5, 2003 setting the exchange rate at Bs.1,915.20 /Bs.1.00 to purchase and Bs.1,920/US$1.00 to sell. Likewise, the new Agreement sets forth the liquidation of foreign exchange rates established in the foregoing Agreement for some foreign exchange operations of purchase and sale pending liquidation, and some ongoing operations made by exchange operators.

According to the provisions of the aforementioned regime, the President of the Republic, in Council of Ministers, will approve the guidelines to distribute the amount of foreign exchange to be allocated to the foreign exchange market, based on the opinion of CADIVI in regard to the availability of foreign exchange that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among other provisions, that the acquisition of foreign exchange will be subject to the prior registration of the interested party in the records of users and the authorization to participate in the foreign exchange regime, with the documents and other requirements to be established by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions referred to the regime to administer foreign exchange. The Company has made the necessary formalities to access the foreign currency aimed at paying its obligations in foreign currency. During the year 2004, the Company has requested foreign currency for the concept of imports amounting to US$95,569 thousand, US$74,414 thousand out of which has received such approval. Likewise, the Company has requested foreign currency for remission of dividends amounting to US$7,104 thousand, US$1,888 thousand out of which are waiting for approval, and it has also made exports amounting to US$10,1 thousand and it has sold to the Venezuelan Central Bank the corresponding foreign currency collected amounting to US$2.3 million.

At the date of this report, obtaining of the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on: (1) the approval of records and requests made before the corresponding institutions; (2) the availability of foreign currency that will be set forth in the enforcement of the aforementioned Regulations; and (3) the Company shares to access those necessary foreign currency not requested before the relevant institutions, or those foreign currency which requests are rejected by such institutions.

Below the monetary assets and liabilities in foreign currency at December 31, 2004 and 2003 are described (including those from foreign affiliates), registered in bolivars at the exchange rate of Bs.1,920 and Bs.1,600 per US$1.oo respectively, pursuant to the foreign exchange control (in thousand U.S. dollars):

	(In thousands US$)	
	2004	2003
Assets:		
Cash and temporary investments	10,836	7,238
Commercial accounts receivable	8,937	5,865
Accounts receivable related companies	728	101
Guaranteed deposits	1,319	1,000
Advances to suppliers and sundry debtors	1,556	1,005
	23,376	15,209
Liabilities:		
Documents payable	1,295	764
Commercial accounts payable	11,027	17,524
Accounts payable related companies	-	364
Accumulated expenses payable and others	1,736	1,102
	14,058	19,754

18. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those indicated above.

19. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2004 and 2003 represent approximately 8.9% and 4.6% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

20. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has given bonds in favor of the Commission to Administer Foreign Exchange (CADIVI) amounting to US$428 thousand and 3,002 thousand Euros.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, when such bond will definitely be due. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2004 the open letters of credits for these concepts amount to US$4,458 thousand (Bs.8,560 million).

Contingencies

Certain tax, civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.8,002 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004 and 2003 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$0.5 million, presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.3 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will have significant effects on the consolidated financial statements.

Procedure for Temporary Administration for Assets Optimization

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to the introduction of merchandise for temporary admission operations for asset optimization. At December 31, 2004 the bonds pending release in favor of the Treasury amounted to Bs.103.4 million.

According to the provisions set forth in the Organic Customs Law and its regulations, noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with a fine similar to double the total value of merchandise. In this connection, the lack of re-exporting or legal nationalization within the term in effect or its utilization or destruction for other purposes will be sanctioned with fines equivalent to the total value of merchandises.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand Bs.)

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	23,142,558	13,882,269
Bills and accounts receivable - net	80,294,402	54,677,657

Advances to suppliers and others	4,590,227	2,412,091
Inventory - net	40,391,746	45,766,277
Expenses paid in advance	836,866	745,414
Other current assets - net	-	171,230
Total current assets	149,255,799	117,654,938
LONG-TERM INVESTMENT OF SPARE PARTS	5,898,092	6,160,037
PROPERTY, PLANT AND EQUIPMENT - Net	37,587,548	24,268,095
DEFERRED CHARGES AND OTHER ASSETS - Net	1,390,042	1,300,969
TOTAL	194,131,481	149,384,039
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES:		
Promissory notes and bank overdrafts	12,800,000	10,620,000
Leaseback agreements	561,914	-
Obligations and commercial papers	2,937,900	5,460,600
Documents payable	2,486,040	1,222,731
Accounts payable	36,322,494	42,003,997
Dividends payable	4,145,728	5,178,987
Accumulated expenses payable	8,213,985	7,647,499
Taxes payable	3,573,156	7,285,622
Deferred income tax	6,750,000	-
Total current liabilities	77,791,217	79,419,436
PROVISION FOR SENIORITY PAYMENT	9,691,114	7,207,096
OTHER LIABILITIES AND DEFERRED CREDITS	416,821	574,540
Total liabilities	87,899,152	87,201,072
MINORITY INTERESTS	1,712,873	1,330,432
SHAREHOLDER'S EQUITY as per attached financial statement	104,519,456	60,852,535
TOTAL	194,131,481	149,384,039

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousand bolivars, except net income per share)

	2004	2003
NET SALES	390,007,461	287,020,405
COSTS AND EXPENSES:		
Sales costs	252,100,969	169,420,520
Sales expenses	27,338,910	22,040,147
Administrative expenses and overheads	15,273,044	11,281,827
	294,712,923	202,742,494
OPERATING INCOME	95,294,538	84,277,911
OTHER INCOME (DISBURSEMENTS):		
Loss in operations with securities	(7,411,275)	(21,077,269)
Net loss in hedging agreement in foreign currency	(417,348)	(334,092)
Income from selling assets	341,751	108,918
Bank debit tax	(3,105,931)	(3,682,295)
Others-net	18,114	(3,667,248)
	(10,574,689)	(28,652,013)
INTEGRAL FINANCING INCOME (COST):		
Interests expenses	(3,020,392)	(5,023,699)
Interests on temporary investments	445,324	354,257
Exchange differences – net	2,986,791	2,296,909
	411,723	(2,372,533)
INCOME BEFORE TAX AND PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS	85,131,572	53,253,365
TAX PROVISION:		
Income tax	14,900,046	8,680,376

INCOME BEFORE PROFITS FROM RESULTS IN SUBSIDIARY AND AFFILIATE AND MINORITY INTERESTS	70,231,526	44,572,989
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATE	(826,597)	(1,934,935)
INCOME BEFORE MINORITY INTERESTS	69,404,929	42,638,054
MINORITY INTERESTS	(382,442)	(263,838)
NET INCOME	69,022,487	42,374,216
NET INCOME PER SHARE (2,294,009,424 average shares)	30.09	18.47

See Note to the supplementary information.---

(Next there is a Consolidated Statement of Flows in equity accounts attached hereto)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE YEARS ENDING AT DECEMBER 31, 2004 AND 2003

IN HISTORICAL BOLIVARS

(Stated in thousand Bs.)

	2004	2003
OPERATING ACTIVITIES:		
Net earnings	69,022,487	42,374,216
Adjustments to conciliate the net income with the cash provided by the operating activities:		
Participation minority shareholders, net	382,442	263,838692
Participation in results from subsidiary and affiliate	826,597	1,934,935
Profits from selling assets	(341,751)	(108,918)
Removal and use of equipment and industrial parts	1,139,903	1,275,403
Amortization of excess of cost on book value of shares from affiliates	80,750	80,750
Depreciation	3,724,031	3,257,153
Amortization of deferred charges	75,466	75,466

Changes in operating assets and liabilities	(25,501,692)	(19,715,195)
Provision for severance benefits, net	2,484,018	991,873
Net cash provided for operating activities	51,892,251	30,429,521
INVESTMENT ACTIVITIES:		
Purchasing of sales, plant and equipment	(17,931,192)	(2,211,986)
Sale of property and equipment	89,556	599,356
Reduction in other assets	(5,487)	(184,280)
Net cash provided for (used in) investment activities	(17,847,123)	(1,796,910)
FINANCING ACTIVITIES:		
Increase in promissory notes and bank overdrafts	2,180,000	2,420,000
Net increase in CONTRATOS DE VENTA CON ARRENDAMIENTO POSTERIO	561,914	-
Net reduction in long term loans	-	(7,625,000)
(Reduction) increase in current liabilities	(2,522,700)	816,500
Net increase (reduction) in payable documents	1,263,309	(5,242,670)
Paid dividendens	(26,267,362)	(18,041,457)
Net cash used by financing activities	(24,784,839)	(27,672,627)
NET INCREASE IN CASH AND CASH EQUIVALENTS	9,260,289	959,984
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	13,882,269	12,922,285
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	23,142,558	13,882,269

See Note to supplementary information.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

NOTE TO THE SUPPLEMENTARY INFORMATION FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

1. CONSOLIDATED FINANCIAL STATEMENTS IN HISTORICAL BOLIVARS

The consolidated financial statements stated in historical bolivars are prepared pursuant to the provisions described for preparing consolidated financial statements in constant bolivars, except for those provisions referring to acknowledging the effects for inflation since such financial statements are not subject to such acknowledgment. ----------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 13th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

IRAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
TED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDING AT DEC.31, 2004 AND 2003
irrency at December 31, 2004
usand bolivars)

	Updated Capital Stock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Net Balance updated of retained earnings	Retained Earnings: Undistributed	Result from holding non-monetary assets	Total Equity
REVIOUSLY REPORTED :002	138.392.080	109.610	13.839.207	237.687.216	30.692.237	165.331.025	586.051.375
ffects for updating equity at the ie year by foreign affiliates (Note 1)	-	(17.644)	-	-	73.145	-	55.501
ALANCES	138.392.080	91.966	13.839.207	237.687.216	30.765.382	165.331.025	586.106.876
s Note (15)	-	-	-	-	(30.067.103)	-	(30.067.103)
	-	-	-	-	27.699.896	-	27.699.896
from translation of foreign subsidiary	-	(57.627)	-		-	-	(57.627)
lding non-monetary assets	-	-	-	-	-	(46.407.340)	(46.407.340)
T DEC. 31, 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
s Note (15)	-	-	-	-	(27.273.818)	-	(27.273.818)
	-	-	-	-	47.148.066	-	47.148.066
from translation of foreign subsidiary	-	(121.463)	-	-	-	-	(121.463)
lding non-monetary assets	-	-	-	- -		3.642.847	3.642.847
T DEC. 31, 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

lidated Financial Statements

IRAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
ITARY CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
AL BOLIVARS
sands historical bolivars)

	Legal Capital Stock	Applicable portion to financial statements adjusted by inflation	Net Capital stock	Accrued result from translation of foreign subsidiary	Retained Earnings: Legal Reserve	Retained Earnings: Undistributed	Total Equity
T DECEMBER 31, 2002	22.940.094	(11.470.047)	11.470.047	91.966	1.095.795	28.818.232	41.476.040
	-	-	-	-	-	(22.940.094)	(22.940.094)
	-	-	-	-	-	42.374.216	42.374.216
from translation of foreign subsidiary	-	-	-	(57.627)	-	-	(57.627)
T DECEMBER 31, 2003	22.940.094	(11.470.047)	11.470.047	34.339	1.095.795	48.252.354	60.852.535
	-	-	-	-	-	(25.234.103)	(25.234.103)
	-	-	-	-	-	69.022.487	69.022.487
from translation of foreign subsidiary	-	-	-	(121.463)	-	-	(121.463)
T DECEMBER 31, 2004	22.940.094	(11.470.047)	11.470.047	(87.124)	1.095.795	92.040.738	104.519.456

lidated Financial Statements

END